

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Andrew Leisner
Chief Executive Officer
Volcon, Inc.
2590 Oakmont Drive, Suite 520
Round Rock, TX 78665

> **Re: Volcon, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **CIK 0001829794**

Dear Mr. Leisner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please list the underwriter warrants on the cover page, including the number of shares of common stock issuable upon exercise of the warrants.

Prospectus Summary
Overview, page 1

2. We note that you expect to begin delivering initial vehicles in the third quarter of 2021, and that you have received fully refundable orders. Please provide an estimate of the number of vehicles you expect to deliver by the end of the third quarter and when you expect to be able to fulfill all pending orders.

Our Products, page 2

3. Please revise to state clearly that your products are not legal for on-road use, and explain why. Please tell us what consideration you have given to adding disclosure in risk factors that discusses the distinction between on-road and off-road vehicles and addresses any risks to the company for potential misuse.

Risk Factors
We may experience delays or other complications..., page 7

4. Please revise your disclosure to specifically address the prospective nature of the Stag and the Beast.

Use of Proceeds, page 16

5. Please provide the approximate amount of proceeds to be used for each of the items listed in the first paragraph on page 17. Refer to Item 504 of Regulation S-K.

Management, page 29

6. Please revise to provide the business experience of Christian Okonsky during the past five years. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 37

7. Please expand your disclosure relating to the consulting agreements with Pink Possum and Highbridge. Please provide the related person's interest and the approximate dollar value of the amount involved in each transaction. Refer to Item 404(d) of Regulation S-K. In addition, please add a discussion in risk factors that addresses the implications of a Fundamental Transaction, as defined on page 34.

8. Please confirm that each of the leases discussed in this section will be filed as exhibits to the registration statement.

Report of Independent Registered Public Accounting Firm, page F-1

9. We note that the audit report indicates that there is substantial doubt about your ability to continue as a going concern. Please add a discussion in risk factors that addresses this determination.

General

10. Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

   You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing